Robert Emery
Telephone: (603) 334-6741
Facsimile: (603) 334-6742
Video: (603) 431-4748 Ext. 6741
E-mail: Robert_Emery@vnci.net

March 21, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:       Video Network Communications, Inc.
             Registration Statement on Form SB-2 (File No. 333-56970)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Video Network Communications, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form SB-2 (File No. 333-56970), originally filed with Commission on March 13, 2001 and amended on June 11, 2001, together with all exhibits thereto (the “Registration Statement”).

The Company respectfully requests the withdrawal of the Registration Statement based upon its determination that it would not be in its best interests to proceed with the offering and sale of securities contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement.

The Company further requests that, pursuant to Rule 477(c) of the Securities Act, an order with the date of the granting of the withdrawal be included in the file for the Registration Statement. The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Please contact me at the above address by mail or by telephone at the number above with any questions or comments regarding this application.

Sincerely,

Video Network Communications, Inc.

By:	/s/ ROBERT EMERY Robert Emery Chief Financial Officer, Vice President Administration and Secretary

Video Network Communications, Inc
50 International Drive
Portsmouth, NH 03801-2862

Tel: 603 334 6700       Fax: 603 334 6701